Exhibit 99.1
AMENDMENT NO. 1 TO THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
OF SPHERE 3D CORP.
AND TO
THE MANAGEMENT INFORMATION CIRCULAR DATED MAY 16, 2017
The notice of special meeting of shareholders (the "Notice") of Sphere 3D Corp. (the "Company") and accompanying management information circular (the "Circular"), each dated May 16, 2017, relating to the special meeting of the Company, are revised per this amendment (the "Amendment"). As such, the Notice and the Circular should be read in conjunction with this Amendment. All capitalized terms not otherwise defined herein have the meaning ascribed thereto in the Circular.
The Company's special meeting of shareholders will take place, as scheduled, on Tuesday, June 27, 2017 at 9:00 a.m. (Pacific Time) at The Silicon Valley Capital Club, 50 West San Fernando Street, Suite 1700, The Vintage Room, San Jose, CA 95113.
AMENDMENTS
Amendment to the Notice
The following replaces in its entirety sub-section one of the first paragraph on the first page of the Notice:

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to consider and, if deemed advisable, to pass a special resolution authorizing the filing of an amendment to the Company's articles to effect a share consolidation at a ratio ranging from one-for-five to one-for-twenty-five, to be determined by the board of directors, and effected, if at all, within one year from the date of the Meeting;

Amendments to the Circular
All references to the approval of the share consolidation at a specific ratio ranging from one-for-five to one-for-fifteen should now be read as references to a ratio of one-for-five to one-for-twenty-five.
The following replaces in its entirety the table of the potential effects of a share consolidation, on page seven of the Circular:

Share Consolidation Ratio	Approximate Number of Shares Outstanding after Share Consolidation	Product of Share Consolidation Ratio and Market Price
None	103,283,775	$0.2289
1-for-5	20,656,755	$1.1445
1-for-10	10,328,377	$2.2890
1-for-15	6,885,585	$3.4335
1-for-20	5,164,188	$4.5780
1-for-25	4,131,351	$5.7225

APPOINTMENT, REVOCATION OF PROXIES AND VOTE
Shareholders are advised to no longer use the form of proxy that was delivered with the Circular. A new form of proxy is made available with this Amendment and should be completed and executed in accordance with the instructions provided therein and in the Circular.
Shareholders who have already submitted forms of proxy before the publication of this Amendment may revoke their initial proxy by providing new forms of proxy. Unless revoked or instructed otherwise, a properly executed proxy received before the publication of this Amendment representing Shares of a shareholder will be voted in accordance therein and will be deemed to refer to the Circular, as amended by this Amendment.
All other matters and procedures described in the Circular remain unaffected. Moreover, all information set forth herein is given as of May 16, 2017.
DATED as of the 13th day of June, 2017.
BY ORDER OF THE BOARD
Eric L. Kelly
Chairman of the Board

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